SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
Telephone (775)241-8308

December 11, 2013

Mr. Jay E. Ingram
Mr. David Korvin
United States Securities and Exchange Commission
Washington D.C. 20549-4631

Re:	Spacepath, Inc. Registration Statement on Form S-1 Filed October 3, 2013 File No. 333-191545

Dear Mr. Ingram and Mr. Korvin,

We have received your letter of October 29, 2013 and appreciate your comments. We have amended our registration statement in response to your comments as outlined below:

General

1.
Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no or nominal non-cash assets. See Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

We respectfully disagree with your determination that we are a shell company.  A shell company is defined under Rule 144 as a company with no or nominal assets (other than cash) or operations.  A legitimate startup company is different from a shell company.  We have a specific business plan; have commenced operations and generated revenues.  We have entered into numerous supplier contracts, have commenced sales and are able to report $29,225 in revenues during the present fiscal year.

2.
Rule 419 defines a blank check company in section (a)(2) as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing the definition of a blank check company in the adopting release for Rule 419, the Commission stated that it would “scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419.” Please see Release No. 33-6932. In view of the following, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company:

	You are issuing penny stock, as defined by Exchange Act Rule 3a51-1;

	You have no operations, minimal assets, and one part-time employee;

	You have no contracts or purchase orders with any retail or wholesale customers; and

	You will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding other than this offering.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
Telephone (775)241-8308

Please revise your disclosure throughout your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended, defines the term “blank check company” to mean any development stage company issuing a penny stock that “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”   In Securities Act Release No. 33-6932, released April 13, 1992, which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in section II titled “Discussion of the Rules” subsection “A. Scope of Rule 419”, the following: “. . . start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.” We have a specific plan and purpose and we have no plans to be acquired by or to merge with any unidentified company or companies. Our business purpose and our specific plan are delineated in the Registration Statement in detail.

3.
We note that you have not begun operations, generated any revenues, or developed your Water Filtration System distribution business. As applicable, please revise throughout your prospectus to remove statements that imply you have operations, revenue or assets that you do not have. As examples only, we note the following disclosure:

	“We may be unable to continue to compete effectively with these existing or new competitors, which could have a material adverse effect on our financial condition and results of operations.” (page 10)

	“We are and will continue to be for the foreseeable future, substantially dependent on independent Water Filtration Systems suppliers to deliver our Water Filtration Systems products.” (page 11)


“Our financial performance is sensitive to changes in overall economic conditions that impact consumer spending, particularly spending associated with non-survival products, such as Water Filtration Systems, which is not indispensable to maintaining a basic lifestyle.” (page 11)

In the two months since filing our Registration Statement we have commenced operations and generated sales and revenue.  We have made changes throughout the Registration Statement to reflect this.  We have not made the changes you recommended above as they are now applicable to our current business model.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
Telephone (775)241-8308

Registration Statement Cover Page, page 1

4.
We note that you have disclosed 4610 as your primary standard industrial classification code number. It appears based on your disclosures that you intend to be a distributor of water filtration systems. Please revise to disclose the appropriate code based on your intended business, which appears to be 3590, or advise.

The standard industry classification code number has been corrected, thank you.

Subscription Agreement, page 4

5.
We note that you reference your Subscription Agreement as Exhibit 10.1, but the Index to Exhibits   indicates that Exhibit 10.1 is a Supply Agreement. We also note that you have not filed a Subscription Agreement as an exhibit to your registration statement. Please file your form of subscription agreement as an exhibit to this filing. See Item 601(b)(10) of Regulation S-K.

The exhibit number for the Subscription Agreement has been corrected to 10.7 and the agreement filed as an exhibit to this amendment.

Prospectus Summary, page 6

Corporate Background and Business Overview, page 6

6.
Please provide a telephone number where your principal officer, Mr. Andrey Zasoryn, can be reached. The current phone number on the prospectus summary is an Oregon area code, where neither Mr. Zasoryn lives, nor where your business is incorporated. Please refer to Item 503(b) of Regulation S-K.

The telephone number has been corrected here and on the cover page.

7.
We note your disclosure that you have purchase agreements with three different suppliers. However, under Management’s Discussion and Analysis of Financial Condition at page 20 and the Description of Business at page 25, you list purchase agreements with six different suppliers. Please reconcile this inconsistency.

The disclosure has been corrected to six suppliers.

8.
We note that you have disclosed your election under Section 107(b) of the JOBS Act on page 6. Please provide a separate risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effectives dates. Include a similar statement in your critical accounting policy disclosures.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
Telephone (775)241-8308

In addition, consider describing on page 29 the extent to which any of the exemptions available to you as an emerging growth company are available to you as a smaller reporting company.

A Risk Factor has been provided explaining the exemptions available under the JOBS Act and a discussion on page 29 of the exemptions available as an emerging growth company and a smaller reporting company.

Summary of Financial Information, page 8

9.	Under the Financial Summary chart, Total Assets does not equal the sum of Total Liabilities and Total Stockholder’s Equity. Please account for this difference.

The Financial Summary chart has been corrected and also expanded to include the period ended October 31, 2013.

Risks Relating to Our Business, page 9

10.	It appears that your sole officer and director will be a non-United States resident. Please provide a new risk that addresses the difficulties associated with an investor’s ability to:

	Effect service of process within the United States against Mr. Zasoryn;

	Enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against Mr. Zasoryn in the United States;

	Enforce in a Russian court United States court judgments based on the civil liability provisions of the United States federal securities laws against the above foreign persons; and

	Bring an original action in a Russian court to enforce liabilities based upon the United States federal securities laws against the above foreign person.

Refer to Item 101(g) of Regulation S-K.

A Risk Factor has been added to address the difficulties for investors due to our officer and director being a non-United States resident

11.	The last risk factor disclosed on page 10 and the first risk factor on page 13 have essentially the same text in their respective bodies. Please either distinguish these risks or consolidate them.

The two risk factors have been consolidated on page 10.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
Telephone (775)241-8308

Because we will import our products from China and distribute…, page 12

12.
We note that you plan to market your products in North America but obtain your products in China and your disclosure of some of the related risks under this item. If applicable, please enhance this risk factor to describe the impact that foreign currency exchange fluctuations will have on your business. To the extent material, please also describe in your Description of Business section any Chinese governmental regulations or restrictions that will impact your business consistent with Item 101(h)(4)(ix) of Regulation S-K and, if appropriate, include risk factor disclosure describing the risks to your business resulting from such regulations or restrictions.

A Risk Factor has been added to address the impact of foreign currency exchange fluctuations. At this time we are unaware of any Chinese governmental regulations or restrictions that will impact our business.

Price competition could negatively affect our gross margins, page 12

13.	We note that this risk factor refers to risks that could apply to any offering. Please revise to tailor to your offering. Please see Item 503(c) of Regulation S-K.

The risk factor has been tailored to our offering.

Our officer and director is engaged in other activities…, page 13

14.
We note that you indicate that your business relies “primarily on Mr. Zasoryn,” but as he is the only officer and employer, it would appear that the business relies entirely on Mr. Zasoryn. Please add disclosure addressing this risk to your business or tell us why this is not appropriate.

We have changed “primarily” to “solely”.

Mr. Zasoryn beneficially owns a significant portion of our stock…, page 13

15.
Please revise this risk factor, including both the heading and the body of the risk factor, to clarify that Mr. Zasoryn will have control over all matters on which stockholders vote by virtue of his ownership of a majority of your common stock, even if your offering reaches the maximum of 2,000,000 shares.

The disclosure has been modified to reflect that Mr. Zasoryn will have control over all matters on which stockholders vote.

16.	You indicate that if the Maximum Offering is complete, Mr. Zasoryn will hold 66% of the issued and outstanding shares of common stock. This percentage is 67%. Please correct your disclosure.

The disclosure has been corrected here and elsewhere in the document.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
Telephone (775)241-8308

Use of Proceeds, page 17

17.
We note that this section refers investors to the “Plan of Operation” section of the prospectus, which does not appear in the Table of Contents nor is it clearly delineated in the prospectus. It appears the section you are referring to is Management’s Discussion and Analysis and Plan of Operation. Please change this reference to Management’s Discussion and Analysis and Plan of Operation or clearly indicate to where in the prospectus you are referring readers.

The disclosure has been corrected to Management’s Discussion and Analysis and Plan of Operation.

Management’s Discussion and Analysis and Plan of Operation, page 20

Overview, page 20

18.          Clarify how you intend to utilize the $4,000 proceeds you received from your founder.

We have added disclosure that the company plans to use these funds to pay for current operating costs not covered by the revenue generated or any unexpected overages in the estimated costs related to our Offering.

Office Set-up and Website Development, Time Frame Months 1-6, page 20

19.
We note that you plan to spend $200 on office set up expenses if 25% of the shares are sold, but indicate that if at least 50% of the offering is not met than you will not set up an office in the United States. Please disclose what this $200 would be used for in the event that the 50% threshold is not met.

The disclosure and the table on page 22 has been reconciled, the $200 should have been for general and administrative expenses, not for office set-up.

20.	Please disclose what necessary equipment you will need to set up operation.

Disclosure has been provided.

21.	Please indicate who you expect to run the U.S. office once it is established. The only officer currently resides in Russia.

Andrey Zasoryn will handle our administrative duties and will run the office initially until a salesperson/office manager can be put in place.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
Telephone (775)241-8308

Expenditures and Plan of Operation for the next 12 months, page 23

22.	We note your chart under this section is inconsistent with the numerical data under the “Use of Proceeds” section on page 17. Please revise the chart to correct the inconsistency.

The inconsistencies have been corrected.

Net remaining balance, page 23

23.	Please discuss how your company concluded that future cash needs for the next twelve months would be $40,000.

The reference to $40,000 has been removed.

Description of Business, page 30

24.
We note that the content in the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Plan of Operation is identical to the first ten paragraphs of the “In General” section of Description of Business. As this information appears to be more a general description of your business than a managerial discussion of it, please disclose this information only under Description of Business.

The information has been removed from the Management’s Discussion and Analysis of Financial Condition and Plan of Operation section.

In General, page 25

25.
We note that your company intends to mark up the purchase price by 10% to 15% for wholesale customers and by 15% to 20% for retail customers. Please compare these mark ups to those of your competitors. If these mark ups are higher than those of your competitors, please disclose why you expect customers to pay the higher mark up fee for your services. Refer to Item 101(h)(4)(iii) of Regulation S-K.

Based upon Management’s research the percentages are industry wide competitive, some companies mark up more than we do, some companies mark up less than we do (mostly from China). Our mark up is in the middle of the mark up range.

Product Overview or History of Water Filtration Systems / Types of Filters, page 26

26.
We note that your entire discussion here is lifted verbatim from Wikipedia at http://en.wikipedia.org/wiki/Water_filter. We urge you to tailor the description of your business to the specifics of your actual business so that investors can better understand material information about your company, rather than copying and pasting unverified, irrelevant information you find on the internet. Refer to Item 101 of Regulation S-K.

The disclosure has been modified.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
Telephone (775)241-8308

Potential Customers, page 28

27.	Please revise your disclosure to clarify whether you will attempt to focus your efforts on retail or wholesale customers.

Our initial focus will be on the wholesale customer.

28.
We note that you plan to distribute your Water Filtration System to North American countries. Please specify which countries you intend to target and describe your plan of targeting such countries. Refer to Item 101(h)(4)(ii) of Regulation S-K.

We will target the U.S. market.

Compliance with Government Regulation, page 28

29.	Please further describe the nature of any government regulation relevant to distribution in North America in order to fulfill the requirements of Item 101(h)(ix) of Regulation S-K.

As we will only purchase products that meet U.S. government specifications we do not believe any regulations will have an adverse effect on our business.

Description of Property, page 30

30.
We note that you plan to lease an office in the United States if your offering is successful. Please revise this section to further describe your intended geographic region for such intended office. Please see Item 102 of Regulation S-K.

We have revised to provide the information regarding the 2 year lease that was signed in October 2013 for office space in Oceanside, CA.

Director, Executive Officer, Promoter and Control Person, page 31

31.
We note your statement that Mr. Zasoryn has experience with the sale and distribution of Water Filtration, but on page 12 you state that Mr. Zasoryn “has no prior experience distributing or selling Water Filtration Systems.” Please explain this inconsistency.

The disclosure on page 12 has been amended to clarify Mr. Zasoryn’s experience in the industry.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
Telephone (775)241-8308

Involvement in Certain Legal Proceedings, page 32

32.
We note that you limit your disclosure in this section to the last five years. Please be advised that Item 401(f) of Regulation S-K requires you to disclose events that occurred during the past ten years. Please revise.

Revised to include the past ten years.

Plan of Distribution, page 36

33.	Please describe the process by which Mr. Zasoryn intends to offer your securities. Refer to Item 508(c) of Regulation S-K.

The process has been disclosed.

34.	Please revise to describe the manner in which investors will subscribe for and receive their shares.

Revised to describe the manner in which investors will subscribe and receive their shares.

Index to Financial Statements, page 40

35.	Please amend your filing to include an audited income statement.

The Index to the Financial Statements has been corrected.

The company acknowledges that:

	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrey Zasoryn
Andrey Zasoryn
President & Director